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SEC FILE NUMBER
8-43485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chapin Davis, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1411 Clarkview Road
(No. and Street)

Baltimore	MD	21209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephanie Elliott	410-435-3200	selliott@chapindavis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kuczak & Associates, P.A.
(Name – if individual, state last, first, and middle name)

139 N. Main Street	Bel Air	MD	21014
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5023
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie N. Elliott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chapin Davis, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEX JAMES SHIELDS
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires November 8, 2022

Signature:

Title:
President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Chapin Davis, Inc. And Subsidiary

**Consolidated Financial Statements
And Supplemental Schedules**

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

As of and for the year ended December 31, 2021

Index

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Chapin Davis, Inc. and Subsidiary as of December 31, 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chapin Davis, Inc. and Subsidiary as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Chapin Davis, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Chapin Davis, Inc. and Subsidiary's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to Chapin Davis, Inc. and Subsidiary in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Chapin Davis, Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of the Chapin Davis, Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kunzch & Associates, P.A.

Bel Air, Maryland
February 26, 2022

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	1,379,396
Deposits with clearing organization		101,929
Receivable from clearing organizations		363,477
Receivables from employees		155,000
Right of use asset		865,696
Deferred tax assets		415,337
Prepaid expenses		102,070
Security deposits		23,858
Leasehold improvements and office equipment, net		262,627
TOTAL ASSETS	$	3,749,236

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	1,381,742
Obligations under operating leases		904,841
Total liabilities		2,286,583

STOCKHOLDERS' EQUITY:

Preferred stock, Class A 8-1/2%, $100 par value; 3,000 shares authorized and outstanding	300,000
Common stock, $.10 par value: 200,000 shares authorized: 110,039 shares outstanding	11,039
Additional paid-in capital	929,793
Retained earnings	221,821
Total stockholders' equity	1,462,653
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,749,236

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2021

Revenues		
Commissions	$	1,836,518
Principal transactions		247,406
Interest		106,349
Investment advisory fees		2,760,872
Mutual fund fees		1,210,154
Referral fees		616,228
Investment banking fees		1,417,500
Underwriting Fees		3,188
Other income		47,563
Total revenue		8,245,778
Expenses		
Compensation and benefits		7,007,927
Floor brokerage and clearing fees		327,530
Occupancy and equipment rental		494,994
Technology communications		276,190
Office supplies		78,757
Uncollectible accounts		(72)
Registration and licenses		71,714
Insurance		2,154
Depreciation and amortization		32,843
Legal and accounting		301,916
Other		62,595
Total expenses		8,656,548
Loss from operations		(410,770)
Other income-PPP Loan forgiveness		785,447
Income before income taxes		374,677
Benefit from income taxes		110,600
Net income	$	485,277

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2021

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2021	$ 300,000	$ 11,049	$ 941,240	$ (250,162)	$ 1,002,127
Net income	-	-	-	485,277	485,277
Common stock issued	-	12	12,959	-	12,971
Common stock repurchased	-	(22)	(24,406)	(13,294)	(37,722)
Balance, December 31, 2021	$ 300,000	$ 11,039	$ 929,793	$ 221,821	$ 1,462,653

The accompanying notes are an integral part of these financial statements

5

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

Cash flows from operating activities:		
Net Income	$	485,277
Adjustments to reconcile net income		
provided by operating activities:		
Forgiveness of PPP loan payable		(785,447)
Depreciation and amortization		32,843
Deferred income tax provision		(110,600)
(Increase) decrease in operating assets:		
Deposits with clearing organization		485,010
Receivable from clearing organizations		26,291
Receivables from employees		104,625
Prepaid expenses		(9,679)
Security deposits		2,385
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		947,640
Net cash provided by operating activities		1,178,345
Cash flows from investing activities:		
Purchase of office equipment		(3,335)
Net cash used in investing activities		(3,335)
Cash flows from financing activities:		
Payments on finance leases		(1,883)
Common stock-net		(50,378)
Net cash used in financing activities		(52,261)
Net increase in cash		1,122,749
Cash at January 1, 2021		256,647
Cash at December 31, 2021	$	1,379,396
Supplemental cash flow information:		
Forgiveness of PPP loan	$	485,277

The accompanying notes are an integral part of these financial statements

6

CHAPIN DAVIS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Chapin Davis, Inc. and Subsidiary (the Company) as summarized below conform to accounting principles generally accepted in the Unites States of America (U.S. GAAP). The significant accounting policies are summarized as follows:

A. Nature of Operations

Chapin Davis, Inc. (Chapin Davis) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Chapin Davis was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, Chapin Davis acquired the operation of Chapin Davis & Co., via an asset purchase agreement. Chapin Davis changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. In 2013, Chapin Davis opened an office in Peoria, Illinois. In 2018, the Company opened an office in Philadelphia, Pennsylvania.

Chapin Davis is a registered securities broker–dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory and investment banking.

Chapin Davis forwards securities transactions to First Clearing, LLC, which carries and clears such transactions for Chapin Davis on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

Chapin Davis Insurance, Inc., a wholly-owned subsidiary of Chapin Davis, is licensed to sell life, property, and casualty insurance products.

B. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis and its wholly-owned subsidiary, Chapin Davis Insurance, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Revenue Recognition

   Profit and loss arising from all securities transactions entered into for the account and risk of Chapin Davis are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the consolidated statement of income. Trading gains and losses are recorded using the average cost method.

   Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned. Investment banking fees are recognized as earned based on the underlying agreements.

   E. Leasehold Improvements and Office Equipment

   The Company's policy is to capitalize leasehold improvement and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset: leasehold improvements, 15 years and office equipment, five to seven years. Depreciation expense for the year was $32,843. Leasehold improvements and office equipment consisted of the following at December 31, 2021:

Leasehold improvements	$414,651
Office equipment	343,248
Accumulated depreciation	(495,272)
Net	$262,627

   F. Allowance for Doubtful Accounts

   The carrying amount of receivables from the clearing organization and employees are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for doubtful accounts was $0 at December 31, 2021.

1. Summary of Significant Accounting Policies – Continued

G. Advertising

Advertising costs for 2021were $19,015. These costs are expensed as incurred.

H. Income Taxes

Chapin Davis and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2021, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2018 for federal and state tax purposes.

I. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at brokerage firms. It does not include money market investments held at the clearing broker.

J. New Accounting Standards Adopted

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has implemented the new standard and has reflected the impact of it on its financial position, results of operations, and cash flows.

2. <u>Fair Value Measurements</u>

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy in accordance with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At December 31, 2021, the Company did not adjust prices received from the independent clearing firm. All of the company's assets valued at fair value consisted of U.S. Treasury money market shares valued at level 1,

3. Receivables From Clearing Organization and Broker Dealer

Receivables from clearing organization represent commissions and fees.

4. PPP Loan

On May 1, 2020, The Company secured $785,447 with Bank of America (the "Lender") under the Small Business Administration's Paycheck Protection Program ("PPP") that authorized forgivable loans to small businesses. This loan was used to cover certain expenses during the COVID-19 crisis. During the current year the entire loan was forgiven by the Small Business Administration.

5. Employee Benefit Plan

The Company has a 401(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company contributed $104,349 to the Plan for the year ended December 31, 2021.

6. Income Taxes

The benefit for income taxes consists entirely of deferred taxes

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax assets and liability.

Deferred Tax Asset	
Net operating loss	$ 440,000
Charitable	2,850
Depreciation	(11,400)
Total	$ 431,450

At December 31, 2021, the Company had loss carry forwards totaling approximately $1,385,000 that may be offset against future taxable income. These carry forwards expire through 2040.

In addition, there are charitable contribution deductions that can be carried forward totaling approximately $6,050 that expire through 2023.

7. Leases

The Company has obligations under an operating leases with initial non-cancelable terms in excess of one year covering office facilities. This lease is included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company's current lease expires in 2024 and includes the option to renew or terminate. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable; the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate of 5% over the remaining lease term of 7.7 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Aggregate annual payments under this lease agreement at December 31, 2021 are approximately as listed in the table below:

Year Ending December 31,

2022	$ 155,300
2023	159,300
2024	163,100
2025	167,200
2026	171,400
Thereafter	295,200
Total	1,111,500

Present value of lease payment $ 904,841

The company also leases office space under short term leasing arrangements.

Chapin Davis has entered into finance leases for certain equipment. Obligations under finance leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost of approximately $138,000 and related accumulated depreciation of this equipment are included in office equipment, net.

8. <u>Credit Risk</u>

In the normal course of business, Chapin Davis's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC). The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

9. <u>Guarantees and Indemnifications</u>

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Chapin Davis guarantees all of the customer margin account balances held by its clearing broker. Chapin Davis is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2021 was $1,328,672 In the event of any customer default, the Chapin Davis has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Chapin Davis does not maintain any loss reserve.

10. Regulatory Requirements

Chapin Davis is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of December 31, 2021 the net capital was $530,018, which exceeded the capital requirement of $50,000 by $480,018 and the aggregate indebtedness ratio was 2.71 to 1.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 64,409
Due to Chapin Davis, Inc	$ (489,932)
Stockholders (deficit)	$ (434,709)

These amounts are not included in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2022 the date the financial statements were available to be issued. During the period January 1, 2022 through February 26, 2022 the Company did not have any subsequent events requiring recognition or disclosure.

CHAPIN DAVIS, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2021

COMPUTATION OF AGGREGATE INDEBTEDNESS
  Liabilities included in aggregate indebtedness:
    Accounts payable and accrued expenses $ 1,437,437

COMPUTATION OF NET CAPITAL
  Total Stockholders Equity $ 1,888,971
  Less: Total Non-Allowable Assets   (1,356,647)
  Add: Total Non-Allowable Liabilities   -

  Net capital before haircuts on securities   532,324
  Haircuts on securities   2,306
     530,018

CAPITAL REQUIREMENTS
  Net capital required   95,829
  Net capital in excess of requirements   434,189

  Net capital as shown above   530,018

  Ratio of aggregated indebtedness to net capital   2.71 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
  Net capital, as reported in Company's Part II
  (Unaudited) Focus Report $ 530,018

         Net Capital Per Above $ 530,018

  Aggregate indebtedness, as reported in Company's Part II
   (Unaudited) Focus Report $ 1,381,742
  Reclassification of Balance Sheet Items   55,695
         Aggregate indebtedness, Per Above $ 1,437,437

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

Schedule II

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

Schedule III

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Chapin Davis, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chapin Davis, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Chapin Davis, Inc. stated that Chapin Davis, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. Chapin Davis, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapin Davis, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
February 26, 2022



CHAPIN DAVIS
INVESTMENTS
SINCE 1952

Chapin Davis, Inc. Exemption Report

For the Year End December 31, 2021

Chapin Davis, Inc. (the "Company") is a registered Broker-Dealer subject to Rule 17a-5 Promulgated by the Securities and Exchange Commission (17 C.F.R. €240.117a-5, "Reports to be made by certain Broker Dealers"). This Exemption Report was prepared as required by 17 C.F.R. €240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. €240.185(c)3-3 under the provisions of 17 C.F.R. €240.15(c)3-3(k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. €240.15(c)3-3(K) throughout the most recent fiscal year without exception.

Chapin Davis, Inc.

I, Stephanie N. Elliott affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Stephanie N. Elliott
Stephanie N. Elliott, President & CEO

Wealth Management • Investment Securities • Capital Markets • Insurance Services

1411 Clarkview Road | Baltimore, MD 21209 | Telephone (410)435-3200 | Toll Free (800)222-3246 | Fax: (410)433-2099 | www.chapindavis.com